Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-168032
November 8, 2010
Independent Bank Corporation Follow-on Offering of Common Stock $110,000,000 November 2010

Cautionary Note Regarding Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements of goals, intentions, and expectations as to future trends, plans, events, or results of Independent Bank Corporation's operations and policies, including, but not limited to, Independent Bank Corporation's outlook on earnings and the sufficiency of the allowance for loan losses, and statements regarding asset quality, projections of future revenue, earnings or other measures of economic performance (including projected pre-provision earnings, projected capital, projected provision for loan losses, and projected Mepco counterparty expense), Independent Bank Corporation's plans and expectations regarding non-performing assets, business opportunities, potential benefits of the offering to which this presentation relates, and general economic conditions. Forward-looking statements include expressions such as "will," "may," "should," "believe," "expect," "forecast," "anticipate," "estimate," "project," "intend," "likely," "optimistic" and "plan," and similar words or phrases, which are necessarily statements of belief as to expected outcomes of future events. These statements are based on current and anticipated economic conditions, nationally and in Independent Bank Corporation's markets, interest rates and interest rate policy, competitive factors, and other conditions which by their nature are not susceptible to accurate forecast and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this presentation and the forward-looking statements are based, actual future operations and results may differ materially from those indicated in this presentation. For a discussion of certain factors, risks and uncertainties which could cause actual future operations and results to differ from estimates and projections discussed in these forward-looking statements, please read the "Risk Factors" section in the prospectus relating to the offering which accompanies this presentation. You should not place undue reliance on any such forward-looking statement. These forward-looking statements are not guarantees of future performance. Independent Bank Corporation does not undertake to publicly revise or update forward-looking statements in this presentation to reflect events or circumstances that arise after the date of this presentation. Independent Bank Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Independent Bank Corporation has filed with the SEC for more complete information about Independent Bank Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Independent Bank Corporation or a representative will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated (Stifel Nicolaus Weisel) toll-free (800) 679-5446.

Transaction Overview Issuer: Independent Bank Corporation Ticker / Exchange: IBCP / NASDAQ Type of Offering: Follow-on Public Offering Type of Security: Common Stock Transaction Size: $110 million Over-Allotment Option: 15% Use of Proceeds: All or substantially all of the net proceeds from this offering will be contributed to the bank to strengthen its regulatory capital ratios. The Company expects to use any remaining net proceeds for general working capital purposes. Book-Running Managers: Stifel Nicolaus Weisel FBR Capital Markets

Executive Summary

Investment Opportunity The Michigan economy has shown signs of stabilization making now the time to invest in the Michigan banking market Asset quality has turned the corner as demonstrated by improved trends in recent quarters Substantial progress on restructuring the balance sheet and reducing high risk loans Strong core earnings with existing opportunities for substantial growth Strong core deposits generated through relationship-based 105 branch network Rigorous and robust credit culture and risk management practices implemented in 2007 Proven management team in place to carry franchise into the future and take advantage of strategic acquisition opportunities

Experienced Management Team Michael M. Magee President & CEO Mr. Magee, age 54, was appointed as our President and Chief Executive Officer effective January 1, 2005. He served as our Chief Operating Officer from April to December, 2004. From 1993 until April 2004, he was the President and Chief Executive Officer of Independent Bank (prior to the consolidation of our four bank charters in 2007). He joined us in 1987. Mr. Magee is also a director of the Federal Reserve Bank - Detroit Branch. Robert N. Shuster EVP & CFO Mr. Shuster, age 52, was appointed Executive Vice President and Chief Financial Officer of the Company in 2001. Prior to this appointment, he was President and Chief Executive Officer of Independent Bank MSB since1999 and was President and Chief Executive Officer of Mutual Savings Bank, fsb since 1994. Mr. Shuster is a certified public accountant and received his degree from the University of Michigan. W. Brad Kessel EVP & COO Mr. Kessel, age 45, was appointed Executive Vice President - Chief Operations Officer of Independent Bank in September 2007 in conjunction with the consolidation of our bank charters. He joined Independent Bank Corporation in 1994 as Vice President of Finance. In 1996 he was appointed Senior Vice President of Branch Administration for Independent Bank, a position he held until being named as President and CEO of Independent Bank in 2004 (prior to the consolidation of our four bank charters in 2007). Mr. Kessel is a certified public accountant and received his undergraduate degree from Miami University (Ohio) and his MBA from Grand Valley State University. David C. Reglin EVP - Retail Banking Mr. Reglin, age 50, was appointed Executive Vice President - Retail Banking in September 2007 in conjunction with our bank charter consolidation. Prior to September 2007, he had been the President and Chief Executive Officer of Independent Bank West Michigan since 1999 and prior to that time he was Senior Vice President of the Bank since 1991. Mr. Reglin is also the President of Independent Title Services, Inc. He originally joined Independent Bank Corporation in 1981. Mr. Reglin received his bachelor's degree from Central Michigan University. Mark Collins EVP & General Counsel Mr. Collins, age 52, joined the Company as General Counsel in 2009. In June 2010, he was also appointed as President and Chief Executive Officer of Mepco Finance Corporation, a wholly-owned subsidiary of Independent Bank. Prior to joining the Company, Mr. Collins was a partner with Varnum LLP, a Grand Rapids-based law firm, where he specialized in commercial law and creditors' rights. Mr. Collins received his law degree in 1982 from the Villanova University School of Law. New leadership team in place since 2007 to manage through difficult credit cycle has average of 28 years of banking experience and 14 years at the Bank. Stefanie M. Kimball EVP & CLO Ms. Kimball, age 50, joined the Company in April 2007 as Executive Vice President - Commercial Lending. Prior to joining Independent Bank, she had been with Comerica Incorporated for 25 years, serving as a Senior Vice President for 10 years. Ms. Kimball held several notable positions during her Comerica tenure including Senior Credit Officer responsible for various lending businesses to Middle Market, Small Business, Private Banking as well as Consumer Lending. In addition she assumed the role of Senior Vice President, Credit Risk Management and was responsible for design and implementation of the bank's Basel credit risk initiatives. Ms. Kimball received her undergraduate degree from Oakland University and her MBA from the University of Detroit.

Summary of Capital Plan Description Additional Tangible Common Equity Status Timing Exchange of TARP Preferred into Common Stock $70mm Pending Upon Completion of Offering Exchange of Trust Preferred Securities into Common Stock $41mm Completed June 2010 Common Equity Issuance $103mm Pending November 2010 Total $214mm In January 2010, our board of directors adopted a capital restoration plan setting forth three primary initiatives to restore our regulatory capital ratios. Conversion of the TARP Preferred Shares issued to the U.S. Treasury into our Common Stock; On April 16, 2010, closed exchange of existing TARP Preferred into mandatorily convertible preferred stock; Offer to Exchange our Trust Preferred Securities into our Common Stock; On August 31, 2010, we effected a reverse stock split of our issued and outstanding common stock. Pursuant to this reverse stock split, each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock. All share or per share information included in this presentation has been retroactively restated to reflect the effects of the reverse stock split; and Public offering of our Common Stock.

Overview of Independent Bank Corporation Headquartered in Ionia, MI Over 100 offices across Michigan's Lower Peninsula 4th largest bank headquartered in Michigan Single state-chartered bank subsidiary $2.7 billion in total assets $2.4 billion in total deposits 2010 J.D. Power award recipient

Michigan Economy is Showing Signs of Stabilization Michigan Nonfarm Payrolls have continued to stabilize since November 2009. Unemployment rate has fallen to 13.0% as of September 2010 vs. peak of 14.5% in December 2009. The Michigan economy has significantly reduced its reliance on the automotive and other manufacturing sectors over the last 10 years and has grown service-based industries. Motor vehicle: 3.2% of payrolls, down from 6.8% in 2000. Manufacturing: 12.0% of payrolls, down from 19.0% in 2000. Housing affordability measures in several Michigan markets among the best in the nation. Michigan housing market has shown signs of recovery. New housing permits are up strongly from 2009 lows. Home prices relative to per capita income are lower than at any other time in the previous 20 years. Source: SNL Financial, U.S. Bureau of Labor Statistics, U.S. Census Bureau.

Independent Bank Corporation Core Banking Markets Core deposits are defined as total deposits less jumbo time deposits. Core loans exclude out of state lending and payment plan receivables. Dollars in millions. Data as of 9/30/10. Northeast West Central Southeast Thumb Bay

Summary Financial Performance ROAA (%) ROACE (%) Earnings per Share Total Assets ($M)

Credit Quality Continues to Improve Nonperforming Assets 1 ($ in millions) 1) Excludes TDRs

Management Projections of Credit Provision Expense ($ in millions) Net Charge-Offs ( $ in millions) Allowance ($ in millions) Source: Company financials and management forecasts The charts below illustrate the historical and forecasted provision expense, net charge-offs and allowance balance.

Projected Pro Forma Tangible Book Value (1) Reflects the conversion on October 1, 2010 of all of our Series B Convertible Preferred Stock at 75% of par, plus approximately $1.7 million in accrued and unpaid dividends as of September 30, 2010 without a discount to par, at a conversion price of $7.234 per share for the Series B Convertible Preferred Stock and a conversion price of $1.39 per share for accrued and unpaid dividends, which conversion is subject to certain conditions described above, resulting in the issuance of 8.9 million shares of our common stock to the Treasury. (2) Includes a net deferred tax asset of $1.4 million. (3) Assumes cumulative pre-provision earnings from October 1, 2010 through December 31, 2011 based on our internal projections and assuming we have access to the expected proceeds of this offering. (4) Assumes cumulative provisions from July 1, 2010 through December 31, 2011 based upon our internal projections of losses and ending ALLL / Total Loans ratio of 3.29% at December 31, 2011. (5) Assumes $110 million gross proceeds from this offering. (6) To calculate this number, take the result of dividing the gross proceeds of this offering ($110 million) by the per share price of the offering and add this to 16.457 million shares. (7) To calculate this number, divide Pro Forma Tangible Common Equity ($202.7 million) by the total number of shares computed in footnote (6) above. Note: Data does not include the Dutchess capital raise. Dollars in millions.

Projected Pro Forma Tangible Book Value 1) Projected provision through 12/31/11. 2) Projected Mepco contingency expenses for loan losses from October 1, 2010 through December 31, 2011. 3) Projected PTPP through 12/31/11. Excludes amortization of intangibles. Note: See footnotes on page 14 for additional details. $44.2 million + $71.6 million + $103.0 million $218.8 million - $45.1 million - $6.5 million + $34.5 million $201.7 million (1) (3) (2)

Pro Forma Ownership Assumes offer price of $1.65 Note: Does not assume exercise of the over-allotment option. Not inclusive of U.S. Treasury anti-dilution adjustments. Includes TARP preferred exchange and $110 million common equity offering. Includes projected Management's projections of PTPP through 12/31/11. Includes Management's projected provisions through 12/31/11. Pro Forma Ownership Offering Price Sensitivity

Core Earnings Drivers Reduce reliance on higher-cost brokered deposits 0.66% cost of deposits (excluding brokered deposits) Increase net income by reducing the need for excess liquidity $35 million of reverse repos (weighted average cost of 4.42%) mature in Q4'10 Continue to shrink balance sheet by disposing of low quality assets in order to improve ROA Deploy cash to enhance yield Opportunistically sell / resolve NPLs to reduce workout costs and to have flexibility to capitalize on origination opportunities Commercial NPLs are marked at approximately 42% of par Residential NPLs are marked at approximately 64% of par We have consistently netted in excess of 90% of what we have sold our retail ORE inventory Fully leverage extensive branch network and relationship bankers Take advantage of market dislocation in Michigan as larger competitors de-emphasize Michigan and smaller competitors struggle Focus on high quality loan segments such as small business administration loans and residential mortgages eligible for sale Enact operating efficiencies NIM Expansion Balance Sheet Management Other

Pre-Tax, Pre-Provision Earnings Power Execution of Strategic Plan Positions IBCP to Generate Strong Earnings For the first nine months of 2010, the Company had pre-tax, pre-provision earnings of $7.5 million(1). As the Company deleverages the balance sheet, there will be reduced net interest income. The Company expects to be able to increase the pre-tax, pre-provision earnings to approximately $38 million by 2012 with reduced counterparty expenses at Mepco and reduced loan and collection costs. Illustrative Normalized Pre-Tax, Pre Provision Earnings ($ in Millions) (1) Excludes $18.1 million gain on extinguishment of debt.

Payment Plan Detail - Mepco Mepco Finance Corporation ("Mepco") is a wholly-owned subsidiary that acquires payment plans for vehicle service contracts from marketers Mepco was forced to take charge-offs after its largest counterparty experienced financial difficulties and ultimately filed for bankruptcy on 3/1/2010 As of October 2010, Mepco is holding approximately $44.5 million in receivables acquired from this counterparty and it is expected this book will be wound down to $25 million at year end Payment Plan Balances ($ in Millions) Future of Mepco Mepco Overview We intend to operate Mepco at a smaller level so that we can focus on our core community banking business The receivables that Mepco acquires have less than a two year duration and so we have been able to alter acquisition terms of newly acquired receivables to ensure greater protection from counterparty risk No other counterparty makes up more than 15% of the receivables

Deposit Market Share in Michigan ($ in Millions) Funding Profile - 3Q'10 ($ in Millions) 14% 45% 22% 14% 5% $2.4 billion total deposits $1.98 billion of core deposits (85% of total deposits) Cost of Deposits of 1.12% (0.66% excluding brokered deposits) New capital will allow Company to repay a substantial portion of its brokered deposits Loyal customer base gives IBCP pricing leverage Strong & flexible technology foundation including our MPLS network, our Citrix System delivery, our branch image capture, on-line banking, and soon to be rolled out mobile banking Statewide Low Cost Deposit Franchise Focused on Core Deposit Growth

Diversified Loan Portfolio Lending Highlights Lending Profile - 3Q'10 ($ in Millions) $1.9 billion loan portfolio IBCP is currently deleveraging its loan portfolios, reducing its total loans approximately $652 million (25%) from its peak Hired Stefanie Kimball from Comerica in 2007 to institute a comprehensive credit strategy to manage through the downturn Reduced Land, Land Development and Construction loan portfolio to $70 million, or 3.7% of total portfolio loans Current loan origination efforts focused on high quality, profitable commercial loan segments and residential mortgage loans eligible for sale in the secondary market 35% 13% 37% 3% 12% Total: $1,973

Loan Portfolio Overview Commercial Loan Portfolio Segmentation at 9/30/10 Note: Non-performing loans includes non-accruals and 90+ days past due that are still accruing interest.

Overview of Credit Strategy Solid Credit Infrastructure in Place Seasoned credit team led by executives and senior managers with prior experience at large regional banks Strong credit culture buttressed by comprehensive industry best practices CRE loan types restricted in 2007, de-leveraging strategy for the bank implanted in 2008 Timely Risk Assessment Consistent, independent risk ratings implemented ensuring appropriate level of general reserves for the specific credit cycle Early identification of clients experiencing financial difficulty and problem loans Proactive Problem Loan Resolution A centrally managed special assets group of experienced lenders handle the nonaccrual and most of the substandard loans as well as consult with other lenders on those loans in the earlier watch stages. Quarterly watch meetings are held with each lender presenting his/her credits to the senior credit and lending team who coaches each on their action plans Adherence to "working with our clients as long as they are working with us" philosophy that seeks to optimize collection results Key vendor relationships established to assist with the disposition and management of problem loans and assets Effective Portfolio Monitoring Strengthened collateral monitoring for commercial real estate, construction and commercial & industrial loans Comprehensive review and enhancement of portfolio analytics focused on segment reporting, migration analysis and stress testing

Commercial Loan Portfolio Overview Commercial Non-Performing Assets Commercial Loans 30-89 Days Delinquent Relatively stable 30-89 days delinquency levels. Seven quarters of declining NPA levels. NPLs declined 62% in Q3 '10 from peak in Q4 '08. NPAs declined 41% over the same time period. Note: Non-performing loans includes non-accruals and 90+ days past due. $51.5 $90.1 $85.6 $81.2 $76.8 $68.2 $64.0 $58.9 $52.9

Commercial Loan Portfolio Overview Text Box Break-down of Income Producing Properties ($000s) $315 M as of 9/30/2010 Well diversified portfolio mix Segment outstanding declined 24% since 2008 Multi-family strongest segment Approximately 1,050 notes with an average remaining balance of $300,000

Commercial Loan Portfolio Overview Credit Loss Recognition Detail ORE totaled $23.1 million at 9/30/10 with an average write down to 35% of balance at default.

Opportunities for Commercial Lending Growth Foundation Well Positioned for Growth Emphasis on relationship lending with a "know your customer", community bank style approach Focusing on high quality, profitable loan segments such as: Middle market and small business lending (including small business administration guaranteed loans) Comprehensive, ongoing, in-house training programs to ensure a consistent credit and sales culture and coordinated approach across all our markets Significant Growth Opportunities as Michigan Recovers Organic growth: increase market share as large competitors deleverage Michigan and smaller competitors focus on portfolio and regulatory challenges Further leverage extensive branch network for incremental small business loans October 2010 JD Power small business customer satisfaction survey re-emphasizes value of relationship lending business model. Acquisition capabilities strong, both due diligence and asset management

Retail Loan Portfolio Overview Our strategy is to sell the majority of our first mortgage loans into the secondary market and selectively retain in our portfolio adjustable rate mortgage (ARM) products with strong underwriting metrics. Retail servicing: Bank Portfolio of $943 million Loans sold, but retained servicing $1.72 billion $948 million to FannieMae $769 million to FreddieMac Excellent history of quality investor paper Less than 30 loans of over 14,000 loans sold in last five years have been required to be repurchased by the bank. $10.66 million sold with recourse as part of MBS securitization. Approximately 85% of the retail loan portfolio is real estate related. Retail Segmentation by Loan Type $261M $453M Retail Segmentation by Region $229M As of 9/30/10 As of 9/30/10

Concentration by State Portfolio Stratification Retail Loan Portfolio Resort Lending($229 M) is Bulk of Out of State Origination Strategy: Diversify from MI real estate concentration & take advantage of 3rd party relationship; Initiated in 2001 and suspended strategy for new originations in 2008. Customer Profile: Significant liquid assets, excellent credit, strong cash flow. Collateral Description: $57 million (25%) - Condo hotel and $171 million (75%) -Shared ownership ( fee simple deeded real estate; generally entitles owner to usage for scheduled number of weeks plus availability plus exchange privileges); Brands include: Ritz Carlton, Marriot, Hyatt, and St. Regis; Locations include: Lake Tahoe, CA; Aspen, CO; Vail, CO; Jupiter, FL; Sedona, AZ; Park City, UT; Jackson Hole, WY. Performance: As of September 30, 2010, $10.8 million (4.7%) is past due (concentrated in a few projects). Certain data as of 7/31/10

Retail Loan Portfolio Overview Retail Non Performing Assets Retail Loans 30-89 Days Delinquent As of Q3'10 total 30 to 89 days past due were $19.4M, down from $23.4M at Q4'09 and $32.8M at the peak of Q4'08. As of Q3'10 total NPLs were $37.8M; down from $56.3M at Q4'09; and down from $59.2M at the peak of Q2'09. $33.8 $37.3 $42.5 $46.1 $51.7 $67.1 $70.7 $69.0 $70.2 $68.4 $56.9 $62.2

TDR Overview Working with client base to make loans affordable 82% of total TDRs are currently performing The specific reserves allocated to troubled debt restructured credits totaled $18.8 million at September 30, 2010, compared to $8.6 million at December 31, 2009 Modification Program Basics: Affordable housing ratio achieved through rate reduction and amortization extension. Bank performs full re-underwriting of credit, including updated collateral valuation. Borrower expected to bring 1st payment to close, escrow for T&I, establish ACH auto-pay, participate in financial counseling. Dollars in thousands. (1) Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis. Commercial TDR Segmentation by Loan Type Retail TDR Segmentation by Loan Type

Retail Loan Portfolio Overview Credit Loss Recognition Detail

Opportunities for Retail Lending Growth Management believes we have a solid retail platform in place to capitalize on lending and deposit opportunities in Michigan. We have good relationships with our investors, both Fannie Mae and Freddie Mac, as well as several others. We view the FHA paper as attractive with its higher margin and lower risk profile and that it fits well into our company's long term strategy of selling 90% or more of our mortgage originations. We have begun the initial phases to convert to an imaged or paperless origination environment. A recent investment in on-line deposit account opening. A planned investment in mobile banking will further enhance Independent Bank's position to compete for the retail customer.

Long Term Strategy With the new capital, we plan to: Continue our growth of low cost core deposits to generate a healthy net interest margin; Continue our focus on asset quality and reducing non-performing assets; Selectively growing the balance sheet through relationship lending with the ultimate goal to build and expand our loyal customer base; Explore expansion opportunities; Focus our efforts in markets with strong demographic fundamentals and superior long^term economic prospects; and Monitor the future of our payment plan business.

Investment Summary Company has turned the corner in regards to asset quality. Reducing high risk portions of the balance sheet. Rigorously worked to improve credit administration process and underwriting standards. Focused on credit culture and risk management practices. Strong operating efficiencies. Substantial progress on balance sheet restructuring activity. Tremendous opportunity to increase core earnings. Proven management team in place to carry franchise into the future and take advantage of strategic acquisition opportunities. Timing is everything, now is the time to invest in Michigan banking market.